UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

October 20, 2025

(Date of Report (Date of earliest event reported))

FUNDRISE EFUND, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775059
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.    Other Events

Appointment of Independent Representative

On October 20, 2025, Fundrise Advisors, LLC (the “Manager”) appointed William Thomas Lockard, Jr. as an additional independent representative of Fundrise eFund, LLC (the “Company”). This appointment does not rescind or revoke any previous appointments of independent representatives of the Company.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EFUND, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Benjamin St. Angelo
Name:	Benjamin St. Angelo
Title:	Authorized Signatory

Date:     October 20, 2025